Mail Stop 3561

February 27, 2009

Mr. Robert Chilton
Chief Financial Officer
Hemacare Corporation
15350 Sherman Way, Suite 350
Van Nuys, CA 91406

> **Re:**   **Hemacare Corporation**
> **Form 10-Q for the Period Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 000-15223**

Dear Mr. Chilton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures

(a) Evaluation of Controls and Procedures, page 38

1.   It appears from your disclosure that you only carried out a partial evaluation of disclosure controls and procedures and therefore cannot conclude on the effectiveness of ineffectiveness of your disclosure controls and procedures. Please revise your disclosure to provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures and when you expect the evaluation to be completed. Your disclosure needs to specific as to the

Robert Chilton
Hemacare Corporation
February 27, 2009
Page 2

        steps that are being taken or have been taken to remedy this deficiency and the current status of your plan. Please note that once your evaluation of your disclosure controls and procedures is completed you will need to amend your Form 10-Q again to clearly state whether your disclosure controls and procedures are effective or ineffective.

(b) Material Weakness in Internal Control over Financial Reporting, page 38

2.   We note that you have used the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate your internal controls over financial reporting. Further, we note that you performed a full risk assessment and selected the high risk categories for further evaluation. Please tell us how your evaluation follows COSO (i.e. how are each of the five components of COSO addressed in your evaluation) and who was responsible for the evaluation of internal controls over financial reporting (e.g. management or outside consultants).

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

        Sincerely,

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Health Care Services